UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

NOVADIGM, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

669937104

(CUSIP Number)

Charles N. Charnas, Esq.
Vice President, Deputy General Counsel and Assistant Secretary
Hewlett-Packard Company
3000 Hanover Street, Mail Stop 1050
Palo Alto, California  94304
Telephone: (650) 857-1501

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Larry W. Sonsini, Esq.
Aaron J. Alter, Esq.
Steve L. Camahort, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
Palo Alto, California  94304
Telephone: (650) 493-9300

February 4, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 669937104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hewlett-Packard Company (94-1081436)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO(1)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,190,000 shares(2)

	8.	Shared Voting Power 6,688,181 shares(3)

	9.	Sole Dispositive Power 1,190,000 shares(2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,878,181 shares(2), (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.9%

14.	Type of Reporting Person (See Instructions) CO

(1) The transactions contemplated in the Alliance Agreement dated June 30, 2000 between the issuer and Hewlett-Packard Company were consideration for 940,000 shares of the issuer’s common stock and a warrant for the purchase of 250,000 shares of the issuer’s common stock at an exercise price of $20.875 per share, as reported on the Schedule 13D filed on July 10, 2000.

(2) Includes 250,000 shares of common stock issuable upon exercise of a warrant granted to Hewlett-Packard Company on June 30, 2000.

(3) Includes (i) 5,856,931 shares of common stock and (ii) 831,250 shares of common stock that may be acquired upon exercise of options that are presently exercisable or will become exercisable within 60 days of January 30, 2004 that are subject to the Voting Agreements (discussed in Item 6 below and a copy of the form of which is attached as Exhibit 4 hereto).  Hewlett-Packard Company expressly disclaims beneficial ownership of any of the shares of common stock covered by the Voting Agreements.

This Amendment No. 2 amends the Schedule 13D filed on July 10, 2000 by Hewlett-Packard Company, a Delaware corporation (“Hewlett-Packard”), as subsequently amended (the “Schedule 13D”), which relates to shares of common stock, par value $0.001 per share (the “Common Stock”) of Novadigm, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D.  The Items listed below are hereby amended and supplemented as follows:

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On February 4, 2004, Hewlett-Packard, Norton Acquisition Corporation, a Delaware corporation and direct wholly-owned subsidiary of Hewlett-Packard (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) (attached hereto as Exhibit 3), pursuant to which, among other things, Merger Sub would merge with and into the Issuer (the “Merger”) on the terms and subject to the conditions set forth therein.  Pursuant to the terms of the Merger Agreement, each share of the Issuer’s common stock other than dissenting shares would be canceled and extinguished and automatically converted into the right to receive $6.10 in cash.  Based on the 19,178,385 shares of common stock represented by the Issuer in the Merger Agreement to be outstanding as of January 30, 2004, the total consideration payable to the holders of common stock in the Merger will be $116,988,148.50, paid from the working capital of Hewlett-Packard or one of its affiliates.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 4, 2004, Hewlett-Packard, Merger Sub and the Issuer entered into the Merger Agreement, pursuant to which the Merger would occur on the terms and subject to the conditions set forth therein.  As described in Item 3 above, the Merger Agreement provides that holders of the Issuer’s common stock other than dissenting shares would receive upon consummation of the Merger an amount per share in cash equal to $6.10.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Merger Agreement (attached hereto as Exhibit 3), which is expressly incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated as follows:

Hewlett-Packard is the beneficial owner of 1,190,000 shares of common stock of the Issuer, which represents 6.1% of the Issuer’s outstanding shares, after giving effect to the Warrant and based on the Issuer’s representation in the Merger Agreement that it had 19,178,385 shares outstanding as of January 30, 2004.  Hewlett-Packard also has the right to vote an additional 6,688,181 shares of common stock (including shares of common stock that may be acquired upon exercise of options that are presently exercisable or will become exercisable within 60 days of January 30, 2004) pursuant to Voting Agreements with the Issuer’s directors and executive officers (as listed on Schedule A), although Hewlett-Packard disclaims beneficial ownership of these shares.  Accordingly, Hewlett-Packard may be deemed to be the beneficial owner of 7,878,181 shares, or 38.9% of the Issuer’s outstanding shares of common stock.  There have been no transactions by Hewlett-Packard in the Issuer’s common stock since the Amendment No. 1 to Schedule 13D filed by Hewlett-Packard with the Securities and Exchange Commission on December 11, 2003.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
(d) The Merger Agreement is described and/or referred to in Item 4 and is attached hereto as Exhibit 3.

(e)   As an inducement for Hewlett-Packard to enter into the Merger Agreement, each of the Issuer’s directors and executive officers as listed on Schedule A, in his or her capacity as a stockholder, has entered into a Voting Agreement with Hewlett-Packard (collectively, the “Voting Agreements”), as described below and a copy of the form of which is attached hereto as Exhibit 4.

Pursuant to the Voting Agreements, each of the stockholders who is a party thereto agreed, among other things, to vote his or her shares of common stock: (i) in favor of approval of the Merger, the adoption and execution and delivery by the Issuer of the Merger Agreement and in favor of each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof; (ii) against approval of any proposal made in opposition to, or in competition with, the Merger Agreement or the consummation of the Merger; and (iii) against any of the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement):  (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of the Issuer with any party, (B) any sale, lease or transfer of any significant part of the assets or capital stock of the Issuer, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Issuer, (D) any material change in the capitalization of the Issuer or the Issuer’s corporate structure, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement.  In furtherance of the foregoing, each of the Issuer’s stockholders who is a party to a Voting Agreement granted Hewlett-Packard an Irrevocable Proxy to vote such stockholder’s shares of common stock as described above.  The Voting Agreements and the Irrevocable Proxies will terminate on the earlier of (i) the date that the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date that the Merger Agreement shall have been validly terminated pursuant to Article VII thereof.

References to, and descriptions of, the Merger, the Merger Agreement, the Voting Agreements and the Irrevocable Proxies as set forth in this Schedule 13D are qualified in their entirety by the terms of the Merger Agreement, the Voting Agreements and the Irrevocable Proxies, which are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits to the Exhibit Description list:
3. Agreement and Plan of Merger, dated February 4, 2004, by and among Hewlett-Packard Company, Norton Acquisition Corporation and the Issuer.
4. Form of Voting Agreement and Irrevocable Proxy, dated February 4, 2004, by and among Hewlett-Packard Company, the Issuer and each of the Issuer’s directors and executive officers.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEWLETT-PACKARD COMPANY

Date: February 4, 2004	By:	/s/ Charles N. Charnas
	Name:	Charles N. Charnas
	Title:	Vice President, Deputy General Counsel and Assistant Secretary

SCHEDULE A

Set forth below is the name and present principal occupation or employment of each Novadigm, Inc. stockholder that entered into a voting agreement with Hewlett-Packard Company and Novadigm, Inc. The business address of each such person is c/o Novadigm, Inc., One International Boulevard, Mahwah, New Jersey  07495.

Name	Occupation / Employment

Robert B. Anderson	Executive Vice President, Secretary and Director

Albion J. Fitzgerald	Chairman of the Board and Chief Executive Officer

Joseph J. Fitzgerald	Chief Technology Officer and Vice President

Robert H. Forney	Director

Gerald M. Labie	President, Chief Operating Officer and Director

Deborah D. McWhinney	Director

Kent H. Petzold	Director

Wallace D. Ruiz	Chief Financial Officer, Vice President and Treasurer

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 3	Agreement and Plan of Merger, dated February 4, 2004, by and among Hewlett-Packard Company, Norton Acquisition Corporation and the Issuer.

Exhibit 4	Form of Voting Agreement and Irrevocable Proxy, dated February 4, 2004, by and among Hewlett-Packard Company, the Issuer and each of the Issuer’s directors and executive officers.